SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company


PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares


     Holding in Prudential plc.



1.   Name of shareholder having a major interest:

    The Capital Group Companies, Inc.

 2. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Non beneficial interest. The Capital Group Companies, Inc holds all shares attributed to it solely in its capacity as discretionary investment management to several investment management companies.


 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    On behalf of its affilliates, including Capital International S.A., Capital International Limited, and Capital Guardian Trust Company

 4. Number of shares/amount of stock acquired:

    See additional information

 5. Percentage of issued class:

    See additional information

 6. Number of shares/amount of stock disposed:

    N/A

 7. Percentage of issued class:

    N/A

 8. Class of security:

    Shares of 5p each


 9. Date of transaction:

    Not known

10. Date company informed:

    17 June 2003

11. Total holding following this notification:

    58,865,237


12. Total percentage holding of issued class following this notification:


    2.93%



Additional Information:

The Capital Group Companies, Inc. notified us on 17 June 2003 they no longer hold a notifiable interest in the share capital of Prudential plc.



                                     -ENDS-



Contact name for Enquiries

Jennie Webb

0207 548 6027

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805






END



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 June 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/ John Price

                                             John Price
                                             Deputy Group Secretary